UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 25, 26 and 27)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 West Sahara Ave,

Las Vegas, Nevada 89102

(702) 367-2411

with a copy to:

Kenneth J. Baronsky, Esq.
Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street, 30TH Floor
Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,719,344

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,719,344

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,734,694

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,734,694

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blake L. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,863

	8.	Shared Voting Power 3,842,094

	9.	Sole Dispositive Power 41,863

	10.	Shared Dispositive Power 3,842,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delise F. Sartini

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,960

	8.	Shared Voting Power 3,842,094

	9.	Sole Dispositive Power 3,960

	10.	Shared Dispositive Power 3,842,094

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fertitta Colony Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,341,955

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.7%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

EXPLANATORY NOTES: This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (1) the Schedule 13D originally filed by Frank J. Fertitta, III (“Mr. Frank Fertitta”) on June 10, 1993, and all amendments thereto (the “Frank Fertitta Schedule 13D”), (2) the Schedule 13D originally filed by Lorenzo J. Fertitta (“Mr. Lorenzo Fertitta”) on June 10, 1993, and all amendments thereto (the “Lorenzo Fertitta Schedule 13D”) and (3) each of the Schedules 13D originally filed by Blake L. Sartini (“Mr. Sartini”) and Delise F. Sartini (“Mrs. Sartini”) on June 10, 1993, and all amendments thereto (collectively, the “Sartini Schedules 13D”).  This Schedule 13D is also filed by Fertitta Colony Partners LLC, a Nevada limited liability company (“FCP”).  Each of Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. and Mrs. Sartini and FCP is a Reporting Person hereunder (together, the “Reporting Persons”).  Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D or the Sartini Schedules 13D or any amendment thereto.  Capitalized terms used but not defined in this Schedule 13D shall have the meanings ascribed thereto in the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D or the Sartini Schedules 13D.

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Station Common Stock”), of Station Casinos, Inc., a Nevada corporation (“Station” or “Issuer”).  The principal executive offices of the Issuer are located at 2411 West Sahara Ave, Las Vegas, Nevada 89102.

ITEM 2. IDENTITY AND BACKGROUND.

(a)   (c)  This Schedule 13D is being filed jointly on behalf of Mr. Frank Fertitta, Mr. Lorenzo Fertitta, Mr. Sartini, Mrs. Sartini and FCP.  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.  FCP is a limited liability company that was formed for the purpose of engaging in the transaction described in Item 4 below.   The Members of FCP are Frank J. Fertitta, III, Lorenzo J. Fertitta and FC Investor, LLC (“FC Investor”).

The business address of each of Mr. Frank Fertitta, Mr. Lorenzo Fertitta, and FCP is 10973 West Summerlin Centre Drive, Las Vegas, Nevada 89135.  The business address of Mr. Sartini is 6595 South Jones Boulevard, Las Vegas, Nevada  89118.  Paragraph (b) of Item 2 does not apply to Mrs. Sartini. The business address of FC Investor, Colony Acquisitions, Colony Capital and each of the managing member and officers of Colony Capital is 1999 Avenues of the Stars, Suite 1200, Los Angeles, California 90067.

The present principal occupation of Mr. Frank Fertitta is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  The present principal occupation of Mr. Lorenzo Fertitta is President and Vice Chairman of the Board of Directors of the Issuer.  The present principal occupation of Mr. Sartini is Chief Executive Officer of Golden Gaming, Inc.  Paragraph (c) of Item 2 does not apply to Mrs. Sartini.

Colony Capital Acquisitions, LLC, a Delaware limited liability company (“Colony Acquisitions”), is the sole member of FC Investor.  The managing member of Colony Acquisitions is Colony Capital, LLC, a Delaware limited liability company (“Colony Capital”).  The managing member and officers of Colony Capital are as follows:

Thomas J. Barrack, Jr. — Sole Managing Member and Chief Executive Officer
Richard B. Saltzman — President

Jonathan H. Grunzweig — Senior Vice President
Mark M. Hedstrom — Senior Vice President, Secretary and Treasurer
Joy Mallory — Assistant Secretary

FC Investor was formed for the purpose of engaging in the transaction described in Item 4 below.  The principal business of Colony Capital and Colony Acquisitions is to provide investment advice and management services to institutional and individual investors.

(d) and (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of FCP any of its members or controlling persons of its member, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons and each of the managing member and officers of Colony Capital are all United States citizens.

This Item 2 shall be deemed to amend and restate Item 2 of each of Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and the Sartini Schedules 13D in their entirety.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of February 23, 2007, among FCP, FCP Acquisition Sub, a Nevada corporation and a wholly-owned subsidiary of FCP (“Merger Sub”), and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $8.8 billion.

In a Sponsor Equity Commitment Letter, dated February 23, 2007 (the “Sponsor Equity Commitment Letter”), FC Investor agreed, subject to certain conditions, to contribute an aggregate of $2.6 billion in cash to FCP, solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letter, which is attached hereto as Exhibit 7.10 and incorporated by reference in its entirety into this Item 3.

In addition, the Reporting Persons entered into separate Rollover Equity Commitment Letters, dated as of February 23, 2007 (the “Rollover Equity Commitment Letters”), pursuant to which Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. and Mrs. Sartini agreed, subject to certain conditions, to contribute up to approximately 4.0 million, 4.0 million and 1.7 million shares of Station Common Stock, respectively,  to FCP (the “Rollover Shares”). This summary of the Rollover Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letters, which are attached hereto as Exhibits 7.11, 7.12 and 7.13 and incorporated by reference in their entirety into this Item 3.

In addition, FCP entered into Debt Commitment Letters with Deutsche Bank Trust Company Americas and Deutsche Bank Securities, Inc. (the “Revolver Debt Commitment Letter”) and JPMorgan Chase Bank, N.A. and German American Capital Corporation and Deutsche Bank AF, New York (the “CMBS Debt Commitment Letter”) (collectively, the “Lenders”), dated as of February 23, 2007 (the “Revolver Debt Commitment Letter” together with the “CMBS Debt Commitment Letter,” the “Debt Commitment Letters”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $3.2 billion in debt financing, through a combination of a senior secured revolving credit facilities and a first lien mortgage loan to FCP, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions.  This summary of the Debt Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letters, which are attached hereto as Exhibit 7.14 and 7.15 and incorporated by reference in their entirety into this Item 3.

Pursuant to a limited guaranty dated as of February 23, 2007 (the “Limited Guarantee”), Colony Investor VII, L.P., a Delaware limited partnership, Colony Investor VIII, L.P., a Delaware limited partnership, and Colony Parallel Investors VIII, L.P., a Delaware limited partnership (collectively, the “Guarantors”), guaranteed to the Issuer, subject to certain conditions, FCP’s payment obligations under the Merger Agreement, subject to an aggregate cap of $175 million.  This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, which is attached hereto as Exhibit 7.16 and incorporated by reference in its entirety into this Item 3.

As previously disclosed, FCP’s financing commitments and the Transaction are structured such that the Issuer’s existing public debt would remain outstanding.  The Issuer’s existing revolving credit facility would be refinanced at closing.

The information set forth in this Item 3 shall be deemed to supplement Item 3 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and the Sartini Schedules 13D.

ITEM 4. PURPOSE OF TRANSACTION.

On February 26, 2007, the Issuer announced in a press release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Station Common Stock (other than any shares of Station Common Stock owned by the FCP or Issuer, including Rollover Shares contributed to FCP or by Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. and Mrs. Sartini) would be converted into the right to receive $90.00 per share in cash. The Press Release is attached hereto as Exhibit 7.17 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.09 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, the Reporting Persons, FCP and the Issuer entered into a Voting Agreement dated as of February 23, 2007 (the “Voting Agreement”), pursuant to which the Reporting Persons agreed, subject to certain conditions, to vote their Station Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.18 and incorporated by reference in its entirety into this Item 4.

Mr. Frank Fertitta, Mr. Lorenzo Fertitta and FC Investor entered into the First Amended and Restated Operating Agreement of Fertitta Colony Partners LLC (the “Interim Operating Agreement”),  which will, among other things, govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by FCP. This summary of the Interim Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Operating Agreement, which is attached hereto as Exhibit 7.19 and incorporated by reference in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Station Common Stock (other than Rollover Shares). If the Transactions are consummated, the Station Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by FCP.

The information set forth in this Item 4 shall be deemed to supplement Item 4 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and the Sartini Schedules 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The respective percentages set forth below are based on 57,260,989 shares of the Station Common Stock outstanding as of January 31, 2007.

Mr. Frank Fertitta has direct beneficial ownership of 5,719,344 shares of Station Common Stock representing approximately 9.9% of the outstanding Station Common Stock.

Mr. Lorenzo Fertitta has direct beneficial ownership of 5,734,694 shares of Station Common Stock representing approximately 10.0% of the outstanding Station Common Stock.

Mr. Sartini has direct beneficial ownership of 3,883,957 shares of Station Common Stock representing approximately 6.7% of the outstanding Station Common Stock.

Mrs. Sartini has direct beneficial ownership of 3,846,054 shares of Station Common Stock representing approximately 6.7% of the outstanding Station Common Stock.

By virtue of the Voting Agreement described in Item 4 above, FCP may be deemed to beneficially own an aggregate of 15,341,955 shares of Station Common Stock representing approximately 26.7% of the outstanding Station Common Stock.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  As a member of a group, each Reporting Person may be deemed to beneficially own the Station Common Stock beneficially owned by the members of the group as a whole.  As of February 26, 2007, the Reporting Persons beneficially owned in the aggregate 15,341,955 shares of Station Common Stock, which represents approximately 26.7% of the outstanding Station Common Stock.

In addition, as a result of the transaction described in Item 4 above, the Reporting Persons and affiliates of FC Investor may be deemed to constitute a “group” within the meaning of Section 13(d)-5(b) of the Exchange Act.  The Reporting Persons disclaim beneficial ownership of any Station Common Stock that may be owned by FC Investor or its affiliates.

(c) Except as set forth herein, Mr. Frank Fertitta, Mr. Lorenzo Fertitta and FCP have not effected any transactions in Station Common Stock in the past 60 days.   With respect to Mr. and Mrs. Sartini, within the call writing program described in Item 6 below, the sale of 2,390 January 60 call options were settled on January 24, 2007.

(d) Not applicable.

(e) Not applicable.

This Item 5 shall be deemed to amend and restate Item 5 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and the Sartini Schedules 13D in its entirety.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference in its entirety into this Item 6.

In addition to the arrangements described above in this Item 6, in February 2006, Mr. and Mrs. Sartini entered into a covered call writing program with Rampart Investment Management Co., Inc. known as “ROMS”, a customized call writing discretionary management service.  The ROMS program involves the systematic sale of call options in exchange for cash premiums.  Initially, 150,000 shares were entered into the program.  Presently, 650,000 shares have been entered into the program.  Mr. and Mrs. Sartini have sold 2,390 January 60 call options which are covered by 239,000 shares of Common Stock.  On December 5, 2006, Mr. and Mrs. Sartini became ineligible for the ROMS program and on such date terminated their relationship with ROMS.  On January 24, 2007, the 239,000 shares of Common Stock for the 2,390 January 60 call option were settled.

The information set forth in this Item 6 shall be deemed to supplement Item 6 of each of the Frank Fertitta Schedule 13D, the Lorenzo Fertitta Schedule 13D and the Sartini Schedules 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Fining Agreement by and among Mr. Frank Fertitta, Mr. Lorenzo J. Fertitta, Mr. and Mrs. Sartini and FCP, dated as of February 23, 2007.
Exhibit 7.09.	Agreement and Plan of Merger by and among Issuer, FCP and Merger Sub, dated as of February 23, 2007.
Exhibit 7.10.	Equity Commitment Letter, dated February 23, 2007, from FC Investor to FCP.
Exhibit 7.11	Rollover Commitment Letter, dated February 23, 2007, from Mr. Lorenzo Fertitta to FCP.
Exhibit 7.12	Rollover Commitment Letter, dated February 23, 2007, from Mr. Frank Fertitta to FCP.
Exhibit 7.13	Rollover Commitment Letter, dated February 23, 2007, from Mr. and Mrs. Sartini to FCP.
Exhibit 7.14	Revolver Debt Commitment Letter, dated February 23, 2007, from Deutsche Bank Trust Company Americas and Deutsche Bank Securities, Inc. to FCP.
Exhibit 7.15	CMBS Debt Commitment Letter, dated February 23, 2007, from JPMorgan Chase Bank, N.A., German American Capital Corporation and Deutsche Bank AG, New York to FCP.
Exhibit 7.16	Limited Guaranty Agreement, dated February 23, 2007, from Guarantors to Issuer.

Exhibit 7.17	Press Release
Exhibit 7.18	Voting Agreement, dated February 23, 2007, by and among FCP, Mr. Frank Fertitta, Mr. Lorenzo Fertitta and Mr. and Mrs. Sartini.
Exhibit 7.19	First Amended and Restated Operating Agreement, dated February 23, 2007, by and among Mr. Frank Fertitta, Mr. Lorenzo Fertitta and FC Investor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2007

By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2007

By:	/s/ Lorenzo J. Fertitta
Name: Lorenzo J. Fertitta

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2007

By:	/s/ Blake L. Sartini
Name: Blake L. Sartini

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2007

By:	/s/ Delise F. Sartini
Name: Delise F. Sartini

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2007

FERTITTA COLONY PARTNER LLC

By:	/s/ Frank J. Fertitta, III
Name: Frank J. Fertitta, III
Title: Authorized Member